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           FITCH UPGRADES TURKCELL'S SENIOR UNSECURED LOCAL CURRENCY
                                RATING TO "BB-"


        Subject: Statement made pursuant to Circular VIII, No: 39 of the
                             Capital Markets Board.


                                                         Istanbul Stock Exchange

                                                                  ISTANBUL



Special Subjects:



International rating agency, Fitch, upgraded Turkcell's senior unsecured local currency rating to "BB-" from "B+" and stated it's outlook as "Stable." Furthermore, Fitch restated Turkcell's senior unsecured foreign currency rating, "B+," and changed it's outlook to "Positive" from "Stable."


We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


                                 Nihat Narin                Koray Ozturkler
                                 Investor Relations         Investor Relations
                                 21.10.2004, 14:30          21.10.2004, 14:30




For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)


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